News Release

TAG Oil Ltd. www.tagoil.com Corporate Office 534 17th Avenue SW Suite400 Calgary, Alberta T2S 0B1 Canada Technical Office 146 Devon Street East New Plymouth, New Zealand

TAG Oil Moving Rapidly on New Zealand Exploration Wells

Calgary, Alberta – November 16, 2005 --/PRNewswire/-- TAG Oil Ltd. (TSX-V: TAO / OTCBB: TAGOF) announced today that the Company has been advised by the operator Bridge Petroleum Limited that the Konini-1 exploration well has commenced drilling operations within PEP38751 (TAG ownership: 33.33%) in the Taranaki Basin, New Zealand. The main objective for Konini-1 is the Miocene-aged Mt Messenger Formation, which is the producing Formation in the nearby Cheal oil pool. The Konini-1 well is scheduled to take 12 days to reach 2,000m/6,560 ft total depth.

TAG Oil also announced today that in mid-December 2005, the Company is scheduled to spud the Arakanu-1 exploration well situated in PEP38757. TAG President Drew Cadenhead commented, “After consultation with the local Maori representatives, we have renamed this well, previously referred to as Eltham-1, Arakanu-1. TAG was happy to honor this request as a gesture of respect and cooperation with the Maori people of Taranaki”. The Company controls 100% interest in the permit and the Arakanu-1 well will test multiple Miocene-aged targets including the proven producing horizons at the newly discovered Cheal oil and gas field less than 4 kilometers to the north. The TAG-operated Arakanu-1 well should take approximately 16 days to reach Total Depth of 2250m/7,380 ft.

Commenting on the Company’s operations, Mr. Cadenhead said: “TAG Oil’s strategy is moving forward. TAG currently has 14 drillable exploration prospects in its portfolio and, after Konini-1, anticipates at least 5 wells to be drilled in Taranaki and 1 well in Canterbury over the next twelve months. We are continuing to acquire seismic over our large land base, adding new prospects in lightly explored areas. New Zealand is under-explored compared with most other notable oil & gas producing regions of the world and the few wells that have been drilled and the resultant large discoveries confirm there is plenty of potential.”

About the Taranaki and Canterbury Basin’s:

The Taranaki Basin is located on the west coast of North Island, New Zealand. In comparison to other rift complexes of its size (100,000 sq km) and potential, the Taranaki Basin is lightly explored. To date just 350 wells (one well per 72,000 acres) have been drilled, but established recoverable reserves of approximately 6.3 trillion cubic feet of gas and 400 million barrels of oil confirm the Basin’s potential. TAG Oil's initial drilling is focusing on shallow oil and gas pools in known Miocene reservoirs and on deeper gas prospects in the producing Tariki and Kapuni Sands, which are widespread throughout the basin.

The Canterbury Basin, located on South Island, New Zealand is barely explored, with only five wells drilled to more than 2 km depth. There have been no commercial onshore discoveries to date, but four offshore wells drilled during the 1970s and 1980s are more indicative of the Canterbury Basin’s potential. Both Galleon-1 (3086 m) and Clipper-1 (4742 m) contained significant hydrocarbon shows in Late Cretaceous coal measure sands. Galleon-1 flowed gas at 10 MMCFD with 2300 BOPD condensate, but was plugged and abandoned due to the gas market conditions at that time. TAG Oil holds an interest in over 4 million acres of land (1.5 million acres net) in the Canterbury Basin.

For further information please visit our website at www.tagoil.com.

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Forward looking statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG that actual results realized in the future will be the same in whole or in part as those presented herein.